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Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

        A special meeting (the "Meeting") of holders (the "Shareholders") of Class A common shares ("PKZ Common Shares") of PetroKazakhstan Inc. ("PetroKazakhstan") and holders of options to acquire PKZ Common Shares (the "Optionholders" and, together with the Shareholders, the "Securityholders") will be held

on	Tuesday, October 18, 2005
at	9:00 a.m. (Calgary time)
at	The Metropolitan Conference Centre, 333 Fourth Avenue S.W., Calgary, Alberta

for the following purposes:

  •
  to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying Management Information Circular (the "Circular"), approving an arrangement (the "Arrangement") pursuant to section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving PetroKazakhstan, the Shareholders, the Optionholders and 818 Acquisition Inc., an indirect wholly-owned subsidiary of CNPC International Ltd.; and

  •
  to transact any other business as may properly be brought before the Meeting.

        The full text of the arrangement agreement entered into in respect of the Arrangement and the plan of arrangement are attached as Appendix B to the Circular.

        Pursuant to the interim order of the Court of Queen's Bench of Alberta dated September 14, 2005 (the "Interim Order"), registered Shareholders have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents (a "Dissenting Shareholder") will be entitled to be paid the fair value for such Dissenting Shareholder's PKZ Common Shares if the General Counsel of PetroKazakhstan Inc., at Sun Life Plaza, North Tower, #1460, 140-4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, has received from such Dissenting Shareholder prior to 5:00 p.m. (Calgary time) on the last Business Day preceding the date of the Meeting, a written notice of objection to the Arrangement Resolution ("Notice of Dissent") and the Dissenting Shareholder has otherwise complied with the dissent procedures described in the Circular. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right to dissent. Please see "Rights of Dissenting Shareholders" in the Circular and Appendix D of the Circular.

        Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy (printed on yellow paper). To be valid, proxies must be signed, dated and deposited with PetroKazakhstan Inc. c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), or by fax to 1-416-263-9524 or 1-866-249-7775 (Attention: Proxy Department). An undated proxy will be deemed to be dated the date it is mailed by management to the Shareholder. Proxies may be returned in the enclosed addressed envelope. Proxies must be received prior to 5:00 p.m. (Toronto time) on Friday, October 14, 2005 or, if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second Business Day preceding the date to which the Meeting is adjourned or postponed. Proxies may also be deposited with the scrutineers at the Meeting, to the attention of the Chairman of the Meeting, at any time prior to the commencement of the Meeting or any adjournment of postponement thereof. If you require any assistance in completing your proxy, please call Kingsdale Shareholder Services Inc. at 1-866-588-6864 or 416-867-2335.

By order of the Board of Directors, as authorized by an order of the Court of Queen's Bench of Alberta.

Anthony R. Peart
Senior Vice President, General Counsel and Corporate Secretary

September 16, 2005

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NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS